The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 JAN 21 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

13th January, 2003.

Attn: Filing Desk - Stop 1-4

03003443

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th December 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 13th January 2003 confirming that The Capital Group Companies Inc. had decreased its interests in EMI Group plc Ordinary Shares of 14p each to 31,265,818 shares, being 3.96% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 2/3

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 03/1

Company Announcements Office,
London Stock Exchange.

13th January, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated 10th January 2003 and received by fax on 13th January 2003, that it has decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th January 2003, held 31,265,818 shares, being 3.96% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	697,000
Capital International Ltd	27,922,369
Capital International S.A.	378,254
Capital International Inc.	2,268,196

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary